Notice to Investors in the Spirit of America Real Estate Income & Growth Fund (“The Fund”):

Year end: As of December 31, 2007: Mailed in January 2008

Real Estate Investment Trusts (REITs) typically have some component of return of capital and/or capital gains in their dividend distributions. The exact amount of the taxability of dividends is often difficult for these companies to determine until late January after the year in which the dividend distributions were paid. The Funds own taxability of its distributions must be determined before we can send Forms 1099-DIV to shareholders. Therefore, this income distribution may include a return of capital or capital gain (short-term or long-term) which will be determined and reclassified after the calendar year end.

The current December 27, 2007 Fund dividend distribution is expected to contain a substantial long-term capital gain component, the exact amount of which will not be determined until late January 2008.

Stockholders of the Fund should not confuse a distribution that may include a return of capital with “dividend yield” and should understand that a “return of capital” represents a return of their original investment in the Fund’s shares.

Quarterly Notice to Investors

April 2008

Important Notice to Shareholders

As a result of the Fund’s efforts to comply with complex securities and tax law regulations, the Fund’s March 31, 2008 first quarter distribution is lower than expected. The Fund’s year-end (fourth quarter) distribution however, will include amounts not distributed during the first quarter (and subsequent second and third quarters) and the net effect will be that the total 2008 distributions should be comparable to that which was distributed in prior years.

Please contact your investment counselor for further details or if you have any questions.

July 2008

Important Notice to Shareholders

As a result of the Fund’s efforts to comply with complex securities and tax regulations, the Fund’s June 30, 2008 second quarter distribution is lower than what may have been expected. The Fund’s year-end (fourth quarter) distribution (December 3 1, 2008), however, will include amounts not distributed during the first three quarters and the net effect will he that the total 2008 distributions should be comparable to that which was distributed in prior years.

Please contact your investment counselor for further details or if you have any questions.